UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

SMTEK International, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

832688204

(CUSIP Number)

Richard G. Cutter, III
CTS Corporation
905 West Boulevard North
Elkhart, Indiana 46514

(574) 293-7511

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 1, 2004

(Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 5 Pages)

CUSIP No. 832688204	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS CTS Corporation

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 35-0225010

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Indiana

	7	SOLE VOTING POWER
		0

NUMBER OF SHARES	8	SHARED VOTING POWER
BENEFICIALLY		1,150,181
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH		0

	10	SHARED DISPOSITIVE POWER
		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,150,181

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 42.6%

14	TYPE OF REPORTING PERSON

Page 3 of 5 Pages

     This statement amends and supplements the Statement on Schedule 13D, as amended (the “Schedule 13D”), filed with the Securities and Exchange Commission by CTS Corporation, an Indiana corporation (“CTS”), in connection with its beneficial ownership of the shares of common stock, par value $0.01 per share (the “Shares”), of SMTEK International, Inc., a Delaware corporation (“SMTEK”). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended to add the following to the end thereof:

     On December 1, 2004, CTS entered into a Stockholder’s Agreement and Irrevocable Proxy (the “Haas Stockholder’s Agreement”) with the Gene Haas Trust DTD 3-9-99 (the “Haas Trust”) pursuant to which, among other things, the Haas Trust agreed to vote the 268,369 Shares it currently owns of record, as well as any shares it may hereafter acquire, in favor of the Merger Agreement and the transactions contemplated thereby at the meeting of the stockholders of SMTEK to be called in connection with the Merger Agreement. As a result of the Haas Stockholder’s Agreement, CTS may be deemed to share voting power over the Shares beneficially owned by the Haas Trust. The Haas Stockholder’s Agreement is included as Exhibit 3 hereto.

     The purpose of the Haas Stockholder’s Agreement is to facilitate and increase the likelihood that the Merger will be consummated. The Haas Trust that is a party to the voting agreement holds approximately 9.94% of the voting power of SMTEK.

     The foregoing summary of the Haas Stockholder’s Agreement is qualified in its entirety by reference to such agreement, a copy of which is attached as an exhibit hereto and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby amended to add the following to the end thereof:

     As a result of the Haas Stockholder’s Agreement, CTS may be deemed to beneficially own the 268,369 Shares currently owned of record by the Haas Trust. Such Shares represent approximately 9.94% of the outstanding Shares (based upon the 2,700,745 Shares reported by the Company to be issued and outstanding as of November 16, 2004 in the Merger Agreement). CTS may be deemed to share voting power with respect to the 268,369 Shares subject to the Haas Stockholder’s Agreement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The information set forth in Item 4 is hereby incorporated by reference into this Item 6.

Page 4 of 5 Pages

Item 7. Material to be Filed As Exhibits.

     Item 7 of the Schedule 13D is hereby amended to add the following to the end thereof:

Exhibit 3	Stockholder’s Agreement, dated as of November 30, 2004, by and between CTS Corporation and Gene Haas Trust DTD 3-9-99.

Page 5 of 5 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CTS CORPORATION

/s/ Richard G. Cutter
By:    Richard G. Cutter
          Vice President, Secretary and
          General Counsel

Date: December 3, 2004